Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 8 DATED JANUARY 22, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

E66 Controlled Subsidiary  – Springfield, VA

On January 15, 2020, we directly acquired ownership of a “majority-owned subsidiary”, E66 (the “E66 Controlled Subsidiary”), for an initial purchase price of approximately $15,738,000, which is the initial stated value of our equity interest in the E66 Controlled Subsidiary (the “E66 Investment”). The E66 Controlled Subsidiary used the proceeds to close on the acquisition of two adjacent, multi-tenant industrial flex buildings containing approximately 168,000 square feet of net rentable area (the “E66 Property”). The closing of both the E66 Investment and the E66 Property occurred concurrently.

The E66 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the E66 Investment (the “E66 Operative Agreements”), we have full authority for the management of the E66 Controlled Subsidiary, including the E66 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the E66 Investment, paid directly by the E66 Controlled Subsidiary.

The E66 Property was acquired for a purchase price of approximately $15,738,000, which includes the acquisition fee of approximately $155,000. We anticipate seeking entitlements to construct a new, approximately 142,000 square foot last-mile delivery facility, to be leased to one or more industrial tenant(s). Incremental development costs are estimated to be roughly $13,300,000, bringing the total project cost to approximately $29,000,000. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the E66 Property, however, construction financing has been assumed in the return projections below.

The E66 Property is located in the populous suburb of Springfield, VA. Springfield is a roughly 30 minute drive to downtown Arlington, VA and Washington, D.C. The large population base and commercial hubs in the E66 Property’s vicinity make it ideal for transportation, delivery and/or logistics based tenants serving households of Northern Virginia or businesses located in downtown Arlington or Washington, D.C. Additionally, the E66 Property resides in one of the few pockets of land in Fairfax County that is zoned I-6 for heavy industrial use. The lack of available industrial land in the submarket poses a barrier to entry for the delivery of additional, competitive properties.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Project Costs	Projected Stabilized General Vacancy	Projected Hold Period
E66	7.6% - 12.3%	$29,000,000	5.0%	10

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.